Mail Stop 3561
      December 2, 2005

Guy Nissenson
President and Chief Executive Officer
XFone, Inc.
c/o Swiftnet Limited
Britannia House, 960 High Road
London N12 9RY, United Kingdom

      Re:	XFone, Inc.
		Preliminary Proxy Statement on Schedule 14A
		Filed November 4, 2005
      File No. 1-32521

Dear Mr. Nissenson:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please file your proxy card with your revised filing. Because the proposed acquisitions and additional financing are described together, it is not clear from the disclosure in your proxy statement whether shareholders will be afforded the opportunity to separately vote on each acquisition and the additional financing. In addition to ensuring that each transaction is presented separately on your proxy card, revise the proxy statement disclosure to present each as a separate proposal.


Proposal III.  Acquisitions and Financing Approval, page 32
2. Please tell in your response letter what exemption from registration you are relying upon for the issuance of the securities for both acquisitions. Include factual support for such reliance.
3. Please include information on XFone, Inc. as required by Part B of
Form S-4 and on I-55 Internet Services, Inc. and I-55 Telecommunications, LLC as required by Part C of Form S-4. Refer to paragraphs (c)(1) and (c)(2) of Schedule 14A. In addition, provide the information for each of the parties to the transactions as required by paragraph b of Schedule 14A. Please note that the financial statements of all companies need to be updated as of September 30, 2005 and include with them the reports of the independent public accountants.

Proposal IV.  Ratification of Financial Transactions, page 33
4. You have not provided adequate information on the three financial transactions (two transactions to be ratified and the additional financing). For each of the three financing agreements, please disclose the material terms in reasonable detail, including, but not limited to, the following aspects:

* a detailed disclosure about the terms of the agreements, identification of the investors and the circumstances of their signing and the issuance of shares under the agreements;

* a balanced discussion on the advantages and detriments as a result of the transactions, including the potential dilutive effects of the transactions on the current holdings of your unaffiliated common shareholders, and the potential depressive effects on the market price of your common stock;

* a statement whether the investors have other convertible or exercisable instruments that are tied to the market price of your common stock; and

* an analysis of whether the investors are irrevocably committed to purchase the shares of common stock underlying the agreement, and whether there exist any constraints on your ability to put shares to the investors.

	In addition, please file all appendices to the agreements, including the escrow arrangements.

5. Revise the disclosure to explain why you are seeking shareholder ratification of these financings as opposed to seeking shareholder approval of the additional financing. Explain the legal significance to the company of ratification versus approval.

Statement of Additional Information

Recent Events
6. You indicate that the acquisition of I-55 Telecommunications
"has
not been consummated yet." What is the point of this statement in a document soliciting shareholder approval since shareholder approval is required for consummation of this acquisition?

Management`s Discussion and Analysis or Plan of Operation
7. Although your financial statements are prepared in British pounds, the proxy statement will be provided to your U.S. shareholders. Therefore, for ease of reference, include U.S. dollar figures whenever you present financial results in British pounds.
8. Clarify whether your revenue growth during the periods presented has been primarily attributable to your acquisitions or to organic growth.
9. Include a discussion of your line items, including, operating expenses and net income, for your interim financials periods being presented (9/30/04 and 9/30/05). We particularly note that the company`s net income has declined over the periods being presented.
In addition, provide dollar amounts (not just percentages of revenues) for these items for both your interim and year-end results in the tables being presented.
10. We note the statement that "approximately 600,000 pounds...would be required to become operational in each new country." Disclose whether you have any present plans to become operational in any new countries.
11. Expand the disclosure concerning your pending legal matters to indicate whether your settlement with BellSouth is expected to have a material adverse effect on your operations or financial condition.

* * * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      Please contact Pradip Bhaumik, Attorney-Advisor, at (202)
551-
3333, or me at (202) 551-3810 with any other questions.


Sincerely,



Larry Spirgel
      Assistant Director


cc:	Arthur S. Marcus, Esq.
	Gersten Savage LLP
	Fax: (212) 980-5192

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Guy Nissenson
XFone, Inc.
December 2, 2005
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